UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ekso Bionics Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

282644103

(CUSIP Number of Common Stock Underlying Warrants)

Mr. Nathan Harding, CEO

Ekso Bionics Holdings, Inc.

1414 Harbour Way South, Suite 1201

Richmond, California 94804

(203) 723-3576

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Michelle L. Basil, Esq.

Nutter, McClennen & Fish, LLP

155 Seaport Boulevard

Boston, MA 02210

(617) 439-2000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$42,571,500.00	$4,947.00

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise warrants to purchase an aggregate of 30,300,000 shares of common stock (the “Offer to Amend and Exercise”), consisting of outstanding warrants to purchase 30,300,000 shares of the Company’s common stock at an exercise price of $2.00 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on January 15, 2014, January 29, 2014 and February 6, 2014 (the “Original Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $1.405 per share of common stock, which represents the average of the high and low sales price of the common stock on October 22, 2014.

(2)	Calculated by multiplying the transaction value by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,947.00	Filing Party: Ekso Bionics Holdings, Inc.
Form or Registration Number: 005-88365	Date Filed: October 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☒

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2014, as amended by that certain Amendment No. 1 filed with the SEC on November 10, 2014 and that certain Amendment No. 2 filed with the SEC on November 12, 2014 (the “Schedule TO”), relating to an offer by Ekso Bionics Holdings, Inc. (the “Company”) to amend warrants to purchase an aggregate of 30,300,000 shares of common stock issued to investors in the Company’s private placement financings that closed on January 15, 2014, January 29, 2014 and February 6, 2014.

Pursuant to Rule 12b-15 under the Securities and Exchange Act, as amended, this Amendment No. 3 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 3 should be read in conjunction with the Schedule TO and all exhibits thereto.

Item 4.	TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Amend and Exercise expired at 9:00 p.m. Pacific time (midnight Eastern time) on November 20, 2014. Pursuant to the Offer to Amend and Exercise, an aggregate of 22,755,500 Original Warrants were tendered by their holders and were amended and exercised in connection therewith for gross proceeds to the Company of $22,755,500. Such tendered Original Warrants represent approximately 75% of the Company’s outstanding Original Warrants as of November 20, 2014.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EKSO BIONICS HOLDINGS, INC.

By:	/s/ Nathan Harding
Name:	Nathan Harding
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: November 24, 2014